

Mr. R. Dirk Allison
Chief Financial Officer
Odyssey HealthCare, Inc.
717 N. Harwood
Suite 1500
Dallas, TX 75201

                                                                January 11, 2010

   RE: Odyssey HealthCare, Inc.
      Form 10-K for the fiscal year ended December 31, 2008
      Filed March 13, 2009
      File No. 0-33267

Dear Mr. Allison:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director